UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ **Form C: Offering Statement**
- ☐ **Form C-U: Progress Update:**
- ☐ **Form C/A: Amendment to Offering Statement:**
  - ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
- ☑ **Form C-AR: Annual Report**
- ☐ **Form C-AR/A: Amendment to Annual Report**
- ☐ **Form C-TR: Termination of Reporting**

1. Name of issuer:	BOTS Inc
Legal status of issuer	
Form:	Corporation
Jurisdiction of Incorporation/Organization:	Puerto Rico
Date of organization:	12-30-2010
Physical address of issuer:	1060 Ave Ponce De Leon, ste 200 San Juan, PR 00907
Website of issuer:	www.Bots.bz

Current Number of Employees: 2

Total Assets:	Most recent fiscal year-end:	10,840,836	Prior fiscal year-end:	7,523,792
Cash & Cash Equivalents:	Most recent fiscal year-end:	289,412	Prior fiscal year-end:	25,327
Accounts Receivable:	Most recent fiscal year-end:	223,476	Prior fiscal year-end:	6,000
Short-term Debt:	Most recent fiscal year-end:	1,515,687	Prior fiscal year-end:	19,855
Long-term Debt:	Most recent fiscal year-end:	323,870	Prior fiscal year-end:	232,341
Revenues/Sales	Most recent fiscal year-end:	1,685,219	Prior fiscal year-end:	0.00
Cost of Goods Sold:	Most recent fiscal year-end:	1,435,581	Prior fiscal year-end:	0.00
Taxes Paid:	Most recent fiscal year-end:	0.00	Prior fiscal year-end:	0.00
Net Income:	Most recent fiscal year-end:	-1,028,039	Prior fiscal year-end:	0.00

MAY 30, 2024
For the fiscal year end of 12/31/2023

FORM C-AR

BOTS Inc



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by BOTS, Inc, a Puerto Rico corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.BOTS.BZ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 05/30/2024 for the fiscal year ending December 31, 2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are

not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

I.   **Eligibility Requirements for Use of Form C**

☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question-and-Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Item 1.　　　　　　　**Offering Statement Disclosure Requirements**

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

　　　　　　If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.　　　　　　　**Legends and Risk Factors**

　　　　　　A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

　　　　　　In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

　　　　　　The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

　　　　　　These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Item 3.　　　　　　　**Annual Report Disclosure Requirements**

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer;

BUSINESS AND ANTICIPATED BUSINESS PLAN

6.　　　　Describe in detail the business of the issuer and the anticipated business plan of the issuer.

We were incorporated in the State of Nevada on December 30, 2010, originally under the name Lifetech Industries, Inc. All agreements related to the Lifetech business were terminated and closed as of April 30, 2014. Effective August 2, 2013, the name was changed from "Lifetech Industries, Inc." to "mCig, Inc." The Company redomiciled to Puerto Rico on April 17, 2020. Effective April 17, 2020, the name was changed from "MCIG, Inc.," to "BOTS, Inc." The Company's common stock is traded under the symbol "BTZI." The Company is headquartered in San Juan, Puerto Rico.

The Company's primary website is www.BOTS.bz.

Cryptocurrencies can be used to purchase goods and services, either online or at physical locations, although reliable data is not readily available about the retail and commercial market penetration of the various cryptocurrencies. To date, the rate of consumer adoption and use of cryptocurrencies for paying merchants has trailed the broad expansion of retail and commercial acceptance of cryptocurrency. Other markets, such as credit card companies and certain financial institutions are not accepting such digital assets. We believe that there will be a strong correlation between the continued expansion of the Cryptocurrency Network and its retail and commercial market penetration.

The Blockchain Network was not designed to ensure the anonymity of users, despite a common misperception to the contrary. All transactions are logged on the Blockchain and any individual or government can trace the flow of cryptocurrencies from one address to another. Off-Blockchain transactions occurring off the Network are not recorded and do not represent actual transactions or the transfer of cryptocurrencies from one digital wallet address to another, though information regarding participants in an Off-Blockchain transaction may be recorded by the parties facilitating such Off-Blockchain transactions. Digital wallet addresses are randomized sequences of 27-34 alphanumeric characters that, standing alone, do not provide sufficient information to identify users; however, various methods may be used to connect an address to a particular user's identity, including, among other things, simple Internet searching, electronic surveillance and statistical network analysis and data mining. Anonymity is also reduced to the extent that certain Exchanges and other service providers collect users' personal information, because such Exchanges and service providers may be required to produce users' information in order to comply with legal requirements. In many cases, a user's own activity on the Blockchain Network or on Internet forums may reveal information about the user's identity.

Users may take certain precautions to enhance the likelihood that they and their transactions will remain anonymous. For instance, a user may send its cryptocurrencies to different addresses multiple times to make tracking the cryptocurrencies through the Blockchain more difficult or, more simply, engage a so-called "mixing" or "tumbling" service to switch its cryptocurrencies with those of other users. However, these precautions do not guarantee anonymity and are illegal to the extent that they constitute money laundering or otherwise violate the law.

As with any other asset or medium of exchange, cryptocurrencies can be used to purchase illegal goods or fund illicit activities. The use of cryptocurrencies for illicit purposes, however, is not promoted by the Blockchain Network or the user community as a whole. Furthermore, we do not believe our advertising, marketing, and consulting services has exposure to such uses because the services we provide are curated by our management and team.

DESCRIPTION OF SUBSIDIARIES

The following controlled subsidiaries are incorporated by consolidation in the financials for the year ending December 31 2023

Bullet Blockchain, Inc. (BULT)

On May 14, 2020, we acquired 100% of First Bitcoin Capital, LLC ("FBC"), which is now a subsidiary of BULT. FBC was incorporated on December 11, 2017, under the laws of the state of Colorado. FBC works in multiple areas of blockchain development and cryptocurrency.

BUSINESS MODEL

The Company continues to look at increasing revenue internally and through strategic acquisitions. The Company utilizes many methods of identifying new products to produce and potential companies to acquire. Our staff continually reviews current market trends to determine appropriate products to introduce or develop. We have had them presented to us by business brokers, have reviewed competition and looked for compelling stories, or incorporated a subsidiary directly for a specific purpose. In some instances, the companies come looking to us for assistance. We will continue to finance additional acquisitions through private placements of stock, debt, or revenue from operations.

The BOTS business model is built around developing and incubating self-sustaining business entities in the technology space. We look for strong management teams that have expertise in their fields and want to operate within the Blockchain, Robotic Automation and Bitcoin mining industry. Once the entities are self-sustaining the company divest them either through i) a sale of the assets, ii) a spin-off into its own publicly traded entity, or iii) seek additional partners and privatize the business.

Expansion through Acquisition

The Company continues to look for additional acquisition opportunities in the Blockchain, Robotic Automation and Bitcoin mining industry that will enhance our overall growth, complement our existing operations and increase shareholder value. BOTS considers acquisitions as a critical element to our strategic growth. We look for synergistic companies that will provide strength and growth opportunities to the developing products and services of BOTS. We will review current competition in many markets and determine if an acquisition or joint venture is in the best interest of BOTS.

Marketing and Sales Strategy

BOTS marketing and sales strategy is subject to change quickly and often. When we evaluate a new product or service, we place considerable analysis on immediate return on investment (during initial 12-month period of launch) as the future long- term opportunities are uncertain and highly speculative. In instances where a client has demonstrated an ability to continue to control a market share the Company may consider long term sales as well.

Our products and services are marketed directly through each subsidiary. As we continue to acquire companies or services, we look for synergic growth opportunities that will allow for expansion of the multiple services available under our umbrella of companies. The growth in revenue created by the cross pollination of products and services are desirable.

The Company continues to utilize newsletters, advertisement, and viral knowledge of our services to expand our customer base. The Company utilizes all social media platforms to grow its customer awareness.

Patents and Intellectual Properties

The Company owns patent number US9135787 "Bitcoin kiosk/ATM device and system integrating enrollment protocol and method of using the same". The Company also has an exclusive rights to the additional Bitcoin ATM patent USPTO No. US10332205B1 "Bitcoin kiosk/ATM device and system and method of using the same" and US20190318326A1

In addition, the Company has a patent application number US20180315072A1 entitles "Method and system of facilitating management of cryptocurrency-based loyalty points associated with one or more of a product and a service".

The Company is developing Intellectual Property (I.P.) licensing guidelines for the Bitcoin ATM operators and manufacturers. Copies of the guidelines are available upon request from the Company. These Intellectual-Property Guidelines are designed to help Bitcoin ATM operators implement practical, internal licensing compliance policies consistent with our patents together with the related I.P. laws and to reduce the business risks associated with counterfeiting, piracy, and transaction cybersecurity.

Bitcoin ATM companies, large and small, increasingly use and rely on intellectual property—the copyright, trademark, patents, trade secrets, and other intangible rights that underlie many products and services in the cryptocurrency ATM industry today.

 The "intellectual capital" embodied in inventions and creative content can be crucial to economic growth and business development as traditional capital, goods, and services.

I.P. protections provide the incentives and returns on investments for intellectual capital necessary to produce a continuous stream of innovations in crypto and blockchain economies. These make individual companies, industry sectors, and national economies more competitive.

These Intellectual-Property Bitcoin ATM IP Guidelines are designed to be helpful to a wide range of businesses involved in the Bitcoin ATM industry, including ATM manufacturers, banks, and non-bank Bitcoin ATM operators and are suitable to be tailored to deal more specifically with particular segments of the Bitcoin ATM supply chain.

These guidelines may be used directly as a basis for a Bitcoin ATM company to create or improve internal I.P. compliance, company policies, or employee manuals. The terms of these Guidelines can also be included in contracts between BOTS Inc and suppliers, such as ATM kiosk manufacturers.

They are also suitable for adoption as the basis of an I.P. compliance certification, whether voluntary or mandatory, in the Bitcoin ATM industry.

Also, these Guidelines are intended to be a "living document" capable of evolving to respond to the challenges of new technologies and globalization, and political and economic trade pressures. Like the intellectual property system more generally, these Guidelines are intended as a balanced approach that respects the legitimate interests of I.P. rights owners, other stakeholders as well as the Bitcoin ATM business community.

I.P. guidelines are compliant with U.S. Antitrust Laws and regulations.

Research published by Statista.com indicates that the number of Bitcoin ATMs worldwide grew by every passing month since 2015, reaching new highs in 2021. As of January 1, 2021, there were nearly 14,000 Bitcoin ATMs worldwide. As far as Bitcoin ATMs are concerned, there are two main types of such ATMs: the basic ones, allowing the users only to purchase Bitcoins, and more complex ones, enabling the users both to buy and sell the virtual money. In the case of complex ATMs, only the members of a particular ATM producer can use the ATM. As of July 2020, the leading manufacturers of the Bitcoin ATMs were Genesis Coin and General Bytes, with 34.6 percent and 30.3 percent of the market share, respectively. The highest number of Bitcoin ATMs was recorded in the United States as of July 2020. In total, approximately 83 percent of global ATMs were concentrated in North America.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7.   Discuss the material factors that make an investment in the issuer speculative or risky:

 Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections. There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€" it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

 The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Additional Issuer Specific Risks:

Title of Risk

We make product and investment decisions that may not prioritize short-term financial results.

Description of Risk

We frequently make product and investment decisions that may not prioritize short-term financial results if we believe that the decisions are consistent with our mission and improve our financial performance over the long term. We may introduce changes to existing services, or introduce new stand-alone services, that direct our customers away from our current services. We are also investing in new products and services, and we may not successfully monetize such experiences. We also may take steps that result in limiting distribution of products and services in the short term in order to attempt to ensure the availability of our products and services to users over the long term. These decisions may not produce the long-term benefits that we expect, in which case our customer growth and our business results of operations could be harmed.

Title of Risk

Incurred Losses

Description of Risk

We have incurred losses in the past and cannot assure you that we will achieve or maintain profitable operations..

Title of Risk

We face intense competition and our failure to compete effectively could have a material adverse effect on our business, results of operations and financial condition.

Description of Risk

Some of our current and potential competitors may have significantly greater resources or better competitive positions in certain product segments, geographic regions or user demographics than we do. These factors may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market conditions. We believe that some of our users are aware of and actively engaging with other services similar to, or as a substitute for, our services, and we believe that some of our users have reduced their use of and engagement with our product in favor of these other services. In the event that our users increasingly engage with other services, we may not experience the anticipated growth, or see a decline, in use and engagement in key user demographics or more broadly, in which case our business would likely be harmed.

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not

presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc., or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees, and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

OWNERSHIP AND CAPITAL STRUCTURE

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Simon Rubin	Yuri Abramov
Dates of Board Service:	July 21, 2020 - Present	July 21, 2020 - Present
Principal Occupation:	CEO	Director, Scientific advisor
Employer:	BOTS INC	BOTS INC
Dates of Service:	7/21/2020 - Present	7/21/2020 - Present
Employer's principal business:	Software development, Electronics manufacturer	Software development, Electronics manufacturer
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:		
Position:	No other positions held with issuer	No other positions held with issuer
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	BOTS INC	BOTS INC
Employer's principal business:	Software development, Electronics manufacturer	Software development, Electronics manufacturing

Title:	Director, CEO	Director, Scientific advisor
Dates of Service:	7/21/2020 - Present	July 21, 2020 to present
Responsibilities:	Managing company's overall operations	Scientific advisor, project development
Employer:	FIRST BITCOIN CAPITAL CORP	FIRST BITCOIN CAPITAL CORP
Employer's principal business:	Software development, project management	Software development, project management
Title:	Director	Director
Dates of Service:	2010 - Present	2014 -to present
Responsibilities:	Managing company's overall operations	Scientific advisor, project development

Officers (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Simon Rubin
Title:	CEO
Dates of Service:	December 24, 2021 - Present
Responsibilities:	Managing company operations
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	BOTS INC
Employer's principal business:	Management, software development, electronics manufacturer
Title:	Director, CEO
Dates of Service:	7/21/2020 - Present
Responsibilities:	Managing company's overall operations
Employer:	FIRST BITCOIN CAPITAL CORP
Employer's principal business:	Software development, project management
Title:	Director
Dates of Service:	2010 - Present
Responsibilities:	Managing company's overall operations

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

First Bitcoin Capital Corp owns 1,200,000,000 common shares of Bots Inc., constituting approximately 71.5% voting and equity control.

(d) A description of the business of the issuer and the anticipated business plan of the issuer;

BUSINESS AND ANTICIPATED BUSINESS PLAN

2.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

We were incorporated in the State of Nevada on December 30, 2010, originally under the name Lifetech Industries, Inc. All agreements related to the Lifetech business were terminated and closed as of April 30, 2014. Effective August 2, 2013, the name was changed from "Lifetech Industries, Inc." to "mCig, Inc." The Company redomiciled to Puerto Rico on April 17, 2020. Effective April 17, 2020, the name was changed from "MCIG, Inc.," to "BOTS, Inc." The Company's common stock is traded under the symbol "BTZI." The Company is headquartered in San Juan, Puerto Rico.

The Company's primary website is www.BOTS.bz.

Cryptocurrencies can be used to purchase goods and services, either online or at physical locations, although reliable data is not readily available about the retail and commercial market penetration of the various cryptocurrencies. To date, the rate of consumer adoption and use of cryptocurrencies for paying merchants has trailed the broad expansion of retail and commercial acceptance of cryptocurrency. Other markets, such as credit card companies and certain financial institutions are not accepting such digital assets. We believe that there will be a strong correlation between the continued expansion of the Cryptocurrency Network and its retail and commercial market penetration.
The Blockchain Network was not designed to ensure the anonymity of users, despite a common misperception to the contrary. All transactions are logged on the Blockchain and any individual or government can trace the flow of cryptocurrencies from one address to another. Off-Blockchain transactions occurring off the Network are not recorded and do not represent actual transactions or the transfer of cryptocurrencies from one digital wallet address to another, though information regarding participants in an Off-Blockchain transaction may be recorded by the parties facilitating such Off-Blockchain transactions. Digital wallet addresses are randomized sequences of 27-34 alphanumeric characters that, standing alone, do not provide sufficient information to identify users; however, various methods may be used to connect an address to a particular user's identity, including, among other things, simple Internet searching, electronic surveillance and statistical network analysis and data mining. Anonymity is also reduced to the extent that certain Exchanges and other service providers collect users' personal information, because such Exchanges and service providers may be required to produce users' information in order to comply with legal requirements. In many cases, a user's own activity on the Blockchain Network or on Internet forums may reveal information about the user's identity. Users may take certain precautions to enhance the likelihood that they and their transactions will remain anonymous. For instance, a user may send its cryptocurrencies to different addresses multiple times to make tracking the cryptocurrencies through the Blockchain more difficult or, more simply, engage a so-called "mixing" or "tumbling" service to switch its cryptocurrencies with those of other users. However, these precautions do not guarantee anonymity and are illegal to the extent that they constitute money laundering or otherwise violate the law.

As with any other asset or medium of exchange, cryptocurrencies can be used to purchase illegal goods or fund illicit activities. The use of cryptocurrencies for illicit purposes, however, is not promoted by the Blockchain Network or the user community as a whole. Furthermore, we do not believe our advertising, marketing, and consulting services has exposure to such uses because the services we provide are curated by our management and team.

DESCRIPTION OF SUBSIDIARIES

The following controlled subsidiaries are incorporated in the financials for the year ending December 31 2023

Bullet Blockchain, Inc. (BULT)

On May 14, 2020, we acquired 100% of First Bitcoin Capital, LLC ("FBC"), which is now a subsidiary of BULT.

FBC was incorporated on December 11, 2017, under the laws of the state of Colorado. FBC works in multiple areas of blockchain development and cryptocurrency.

BUSINESS MODEL

The Company continues to look at increasing revenue internally and through strategic acquisitions. The Company utilizes many methods of identifying new products to produce and potential companies to acquire. Our staff continually reviews current market trends to determine appropriate products to introduce or develop. We have had them presented to us by business brokers, have reviewed competition and looked for compelling stories, or incorporated a subsidiary directly for a specific purpose. In some instances, the companies come looking to us for assistance. We will continue to finance additional acquisitions through private placements of stock, debt, or revenue from operations.

The BOTS business model is built around developing and incubating self-sustaining business entities in the technology space. We look for strong management teams that have expertise in their fields and want to operate within the Blockchain, Robotic Automation and Bitcoin mining industry. Once the entities are self-sustaining the company divest them either through i) a sale of the assets, ii) a spin-off into its own publicly traded entity, or iii) seek additional partners and privatize the business.

Expansion through Acquisition

The Company continues to look for additional acquisition opportunities in the Blockchain, Robotic Automation and Bitcoin mining industry that will enhance our overall growth, complement our existing operations and increase shareholder value. BOTS considers acquisitions as a critical element to our strategic growth. We look for synergistic companies that will provide strength and growth opportunities to the developing products and services of BOTS. We will review current competition in many markets and determine if an acquisition or joint venture is in the best interest of BOTS.

Marketing and Sales Strategy

BOTS marketing and sales strategy is subject to change quickly and often. When we evaluate a new product or service, we place considerable analysis on immediate return on investment (during initial 12-month period of launch) as the future long- term opportunities are uncertain and highly speculative. In instances where a client has demonstrated an ability to continue to control a market share the Company may consider long term sales as well.

Our products and services are marketed directly through each subsidiary. As we continue to acquire companies or services, we look for synergic growth opportunities that will allow for expansion of the multiple services available under our umbrella of companies. The growth in revenue created by the cross pollination of products and services are desirable.

The Company continues to utilize newsletters, advertisement, and viral knowledge of our services to expand our customer base. The Company utilizes all social media platforms to grow its customer awareness.

Patents and Intellectual Properties

The Company, through its subsidiaries, owns patent number US9135787 "Bitcoin kiosk/ATM device and system integrating enrollment protocol and method of using the same". The Company also has an exclusive right to the additional Bitcoin ATM patent USPTO No. US10332205B1 "Bitcoin kiosk/ATM device and system and method of using the same" and US20190318326A1

In addition, the Company has a patent application number US20180315072A1 entitles "Method and system of facilitating management of cryptocurrency-based loyalty points associated with one or more of a product and a service". The Company is developing Intellectual Property (I.P.) licensing guidelines for the Bitcoin ATM operators and manufacturers. Copies of the guidelines are available upon request from the Company. These Intellectual-Property Guidelines are designed to help Bitcoin ATM operators implement practical, internal licensing compliance policies consistent with our patents together with the related I.P. laws and to reduce the business risks associated with counterfeiting, piracy, and transaction cybersecurity.

Bitcoin ATM companies, large and small, increasingly use and rely on intellectual property—the copyright, trademark, patents, trade secrets, and other intangible rights that underlie many products and services in the cryptocurrency ATM industry today.

The "intellectual capital" embodied in inventions and creative content can be crucial to economic growth and business development as traditional capital, goods, and services.

I.P. protections provide the incentives and returns on investments for intellectual capital necessary to produce a continuous stream of innovations in crypto and blockchain economies. These make individual companies, industry sectors, and national economies more competitive.

These Intellectual-Property Bitcoin ATM IP Guidelines are designed to be helpful to a wide range of businesses involved in the Bitcoin ATM industry, including ATM manufacturers, banks, and non-bank Bitcoin ATM operators and are suitable to be tailored to deal more specifically with particular segments of the Bitcoin ATM supply chain.

These guidelines may be used directly as a basis for a Bitcoin ATM company to create or improve internal I.P. compliance, company policies, or employee manuals. The terms of these Guidelines can also be included in contracts between BOTS Inc and suppliers, such as ATM kiosk manufacturers.

They are also suitable for adoption as the basis of an I.P. compliance certification, whether voluntary or mandatory, in the Bitcoin ATM industry.

Also, these Guidelines are intended to be a "living document" capable of evolving to respond to the challenges of new technologies and globalization, and political and economic trade pressures. Like the intellectual property system more generally, these Guidelines are intended as a balanced approach that respects the legitimate interests of I.P. rights owners, other stakeholders as well as the Bitcoin ATM business community.

I.P. guidelines are compliant with U.S. Antitrust Laws and regulations.

Research published by Statista.com indicates that the number of Bitcoin ATMs worldwide grew by every passing month since 2015, reaching new highs in 2021. As of January 1, 2021, there were nearly 14,000 Bitcoin ATMs worldwide. As far as Bitcoin ATMs are concerned, there are two main types of such ATMs: the basic ones, allowing the users only to purchase Bitcoins, and more complex ones, enabling the users both to buy and sell the virtual money. In the case of complex ATMs, only the members of a particular ATM producer can use the ATM. As of July 2020, the leading manufacturers of the Bitcoin ATMs were Genesis Coin and General Bytes, with 34.6 percent and 30.3 percent of the market share, respectively. The highest number of Bitcoin ATMs was recorded in the United States as of July 2020. In total, approximately 83 percent of global ATMs were concentrated in North America.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

3.   Discuss the material factors that make an investment in the issuer speculative or risky:

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections. There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

> An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

> The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

> Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

> *The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.*

The Securities may be significantly diluted as a consequence of subsequent equity financings.

> *The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.*

The Securities may be substantially different from other equity securities offered or issued by the Company.

> *The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.*

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

> In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Additional Issuer Specific Risks:

Title of Risk

We make product and investment decisions that may not prioritize short-term financial results.

Description of Risk

We frequently make product and investment decisions that may not prioritize short-term financial results if we believe that the decisions are consistent with our mission and improve our financial performance over the long term. We may introduce changes to existing services, or introduce new stand-alone services, that direct our customers away from our current services. We are also investing in new products and services, and we may not successfully monetize such experiences. We also may take steps that result in limiting distribution of products and services in the short term in order to attempt to ensure the availability of our products and services to users over the long term. These decisions may not produce the long-term benefits that we expect, in which case our customer growth and our business results of operations could be harmed.

Title of Risk

Incurred Losses

Description of Risk

We have incurred losses in the past and cannot assure you that we will achieve or maintain profitable operations. As of December 31 2023, we had an accumulated losses.
.

Title of Risk

We face intense competition and our failure to compete effectively could have a material adverse effect on our business, results of operations and financial condition.

Description of Risk

Some of our current and potential competitors may have significantly greater resources or better competitive positions in certain product segments, geographic regions or user demographics than we do. These factors may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market conditions. We believe that some of our users are aware of and actively engaging with other services similar to, or as a substitute for, our services, and we believe that some of our users have reduced their use of and engagement with our product in favor of these other services. In the event that our users increasingly engage with other services, we may not experience the anticipated growth, or see a decline, in use and engagement in key user demographics or more broadly, in which case our business would likely be harmed.

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries

and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc., or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees, and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

(e) The current number of employees of the issuer.

2

(f) A discussion of the material factors that make an investment in the issuer speculative or risky;

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer;

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights				Other Rights			
Preferred Stock (list each class in order of preference):										
Class A	50,000	0	Yes	☑	No	☐	Yes ☐		No	☐
							Specify:	At Issuer's Discretion, Convertible into common shares at rate of 1 Preferred to 10 Common.		
Class B	30,000,000	0	Yes	☐	No	☑	Yes ☐		No	☐
							Specify:	At Issuer's Discretion, Convertible into common shares at rate of 1 Preferred to 10 Common.		
Unspecified Class	59,950,000	0								
Common Stock:										
	2,000,000,000	780,374,596	Yes	☑	No	☐	Yes ☐		No	☐
							Specify:			

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

None

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

See item (c) above.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and

Risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

(6) A description of the restrictions on transfer of the securities, as set forth in § 227.501;

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms;

(q) A description of exempt offerings conducted within the past three years;

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(t) Financial statements

FINANCIAL CONDITION OF THE ISSUER

1. Does the issuer have an operating history? ☑ Yes ☐ No
2. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

The Company's financial statements have been prepared in accordance with United States generally accepted accounting principles.

Management's Discussion and Analysis may contain various "forward looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding future events or the future financial performance of the Company that involve risks and uncertainties. Certain statements included in this Form 10-K, including, without limitation, statements related to anticipated cash flow sources and uses, and words including but not limited to "anticipates", "believes",

"plans", "expects", "future" and similar statements or expressions, identify forward looking statements. Any forward-looking statements herein are subject to certain risks and uncertainties in the Company's business and any changes in current accounting rules, all of which may be beyond the control of the Company. The Company has adopted the most conservative recognition of revenue based on the most astringent guidelines of the SEC. Management will elect additional changes to revenue recognition to comply with the most conservative SEC recognition on a forward going accrual basis as the model is replicated with other similar markets (i.e. SBDC). The Company's actual results could differ materially from those anticipated in these forward- looking statements as a result of certain factors, including those set forth therein.

Undue reliance should not be placed on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update these forward-looking statements.

Any future equity financing will cause existing shareholders to experience dilution of their interest in our Company. In the event we are not successful in raising additional financing, we anticipate that we will not be able to proceed with our business plan. In such a case, we may decide to discontinue our current business plan and seek other business opportunities in the resource sector. Any business opportunity would require our management to perform diligence on possible acquisitions.

During this period, we will need to maintain our periodic filings with the appropriate regulatory authorities and will incur legal and accounting costs. In the event no other such opportunities are available, and we cannot raise additional capital to sustain operations, we may be forced to discontinue business. We do not have any specific alternative business opportunities in mind and have not planned for any such contingency.
The Company's MD&A is comprised of significant accounting estimates made in the normal course of its operations, overview of the Company's business conditions, results of operations, liquidity and capital resources and contractual obligations.

The discussion and analysis of the Company's financial condition and results of operations is based upon its financial statements, which have been prepared in accordance with generally accepted accounting principles generally accepted in the United States (or "GAAP"). The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

CERTIFICATION

I, Simon Rubin, certify that:

(1) the financial statements of Bots Inc., included in this Form are true and complete in all material respects; and

(2) the tax return information of Bots Inc., included in this Form, due to being a Puerto Rico corporation and to the best of my understanding, no requirement of tax returns are to be filed until the company's yearend shows profitability and that at this time only annual corporate filings at the state level are required to be filed with the Puerto Rico Department of

(3)

(4) State

Simon Rubin
Chairman, CEO
Dated this 30th day of May 2024

Table of Contents

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF OPERATIONS
UNAUDITED

	For Year Ended	
	December 31, 2023	December 31, 2022
Revenues	$ 1,685,219	$ -
Cost of Goods Sold	$ 1,435,581	$ -
Gross Profit	$ 249,638	$ -
Operating Expenses	$ 1,368,147	$ -
Income (Loss) From Operations	$ (1,118,509)	$ -
Other Income (Expenses)		
Capital Gains	$ 133,686	$ -
Gain on Non-payment	$ 1,763	$ -
Interest Earned	$ 59,525	$ -
Noncurrent Digital Assets FMV Adjustments		
Investments FMV Adjustments	$ -	$ (34,794)
Amortization Expense	$ (15,756)	$ -
Cash Rewards	$ 67	$ -
Loss on Share Conversions	$ (11,074)	$ -
Interest Expense	$ (77,741)	$ -
Total Other Income (Expenses)	$ 90,470	$ (34,794)
Net Income (Loss)	$ (1,028,039)	$ (34,794)
Net Income (Loss) - Basic and Diluted	$ (0.0006)	$ (0.0001)
Weighted Average Common Shares Outstanding	1,680,374,596	765,024,983

Bots Inc
CONSOLIDATED BALANCE SHEEET
UNAUDITED

ASSETS	December 31, 2023		December 31, 2022	
Current Assets				
Cash and Cash Equivelancies	$	289,412	$	25,327
Other Current Receivables	$	223,476	$	6,000
Total Current Assets	$	512,888	$	31,327
Other Assets				
Property, Plant, and Equipment	$	1,209,890	$	9,129
Interest Receivable	$	228,190	$	172,038
Investments	$	640,204	$	1,111,056
Long-Term Notes	$	1,191,307	$	1,191,307
Intangible Assets	$	7,054,252	$	5,004,830
Security Deposit	$	4,105	$	4,105
Total Other Assets	$	10,327,948	$	7,492,465
Total Assets	$	10,840,836	$	7,523,792
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Liabilities				
Current Liabilities				
Credit Cards	$	778	$	1,592
Accounts Payable	$	639,508	$	18,263
Othe Current Liabilities	$	875,400	$	-
Total Current Liabilities	$	1,515,687	$	19,855
Long-Term Liabilities				
Operational Loans	$	312,970	$	217,884
Notes Payable	$	10,900	$	14,457
Total Long-Term Liabilities	$	323,870	$	232,341
Total Liabilities	$	1,839,557	$	252,196
Stockholders' Equity (Deficit)				
Accumulated and Comprehensive Income	$	287,740	$	-
Preferred Stock; $0.0001 par value; 90,000,000 shares authorized 30,050,000 and 30,050,000 shares issued and outstanding as of December 31, 2023 and December 31, 2022 respectively	$	3,050	$	3,050
Common Stock; $0.0001 par value; 2,000,000,000 shares authorized; 1,680,374,596 and 780,374,596 shares issued and outstanding as of December 31, 2023 and December 31, 2022 respectively	$	283,606	$	78,037
Treasury Stock	$	(675,330)	$	(675,330)
Paid-In Capital	$	38,875,473	$	23,490,846
Reatained Earnings (Deficit)	$	(30,105,913)	$	(15,625,007)
Warrants	$	63,742	$	-
Non-Controlling Interest	$	1,296,950		
Net Income (Loss)	$	(1,028,039)	$	-
Total Stockholders' Equity (Deficit)	$	9,001,279	$	7,271,596
Total Liabilities and Stockholders Equity (Deficit)	$	10,840,836	$	7,523,792
	$	(0)	$	-

Bots Inc
CONSOLIDATED STATEMENT OF CASH FLOWS
UNAUDITED

	For The Year Ended	
	December 31, 2023	December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (1,028,039)	$ (34,794)
Changes in Operating Activities		
Depreciation / Amortization	$ 15,756	$ -
Interest and Other Receivables	$ (53,326)	$ -
Inventory	$ (13,577)	$ -
Stock Based Compensation	$ -	$ -
Changes In Operating Liabilities		
Accounts Payables and Other Current Liabilitites	$ 901,139	$ -
Net Cash Used In Operating Activities	$ (178,047)	$ (34,794)
CASH FLOWS FROM INVESTING ACTIVITIES		
Machinery and Equipment	$ (1,209,890)	$ -
Investments	$ (17,738)	$ 34,794
Loss From Investments	$ -	$ -
Intangible Asset Adjustments	$ -	$ -
Net Cash Used From Investing Activities	$ (1,227,628)	$ 34,794
CASH FLOWS FROM FINANCING ACTIVITIES		
Operating Loans	$ 19,103	$ -
Notes Payable	$ 1,244,000	
Accumulated Other Comprehensive Income:Investment Fair Value Adjustment	$ (41,786)	
APIC	$ 445,350	
Common Stock	$ 25,650	
Preferred Stock		
Retained Earnings	$ (23,000)	
Warrants	23000	
Net Cash Used From Financing Activities	$ 1,692,317	$ -
Net Increase (Decrease) In Cash	$ 286,641	$ -
Cash at Beginning of Period	$ 2,770	$ -
Cash at End of Period	$ 289,412	$ -

Bots Inc
Consolidated Statements of Change in Stockholder's Equity
Unaudited

| | Preferred Stock | | Common Stock | | Treasury Stock | | Additional | Accumulated Other | Warrants | Non-Controlling | Accumulated | Total Stockholder's |
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Comprehensive Income		Interest	Deficit	Equity (Deficit)
Balance - December 31, 2023	30,500,000	$ 3,050	780,374,596	$ 78,037	51,700,000	$ (675,330)	$ 23,490,846	$ -	$ -	$ -	$ (15,625,007)	$ 7,271,596
Stock Issued for Services	-	$ -	-	$ -	-	$ -	$ -			$ -	$ -	$ -
Stock Issued for Acquisitions	-	$ -	900,000,000	$ 90,000	-	$ -	$ -			$ -	$ -	$ 90,000
Stock Issued for Investments			-	$ -	-	$ -	$ -					$ -
Conversion of preferred to common shares			-	$ -	-	$ -	$ -					$ -
Recapitalization of Bullet Blockchain, Inc and establishment of noncontrolling Interest	-	$ -	-	$ 115,569		$ -	$ 15,384,627	$ 287,740	$ 63,742	$ 1,296,950	$ (14,480,906)	$ 2,667,722
Retirement of Shares			-	$ -	-	$ -	$ -				$ -	$ -
Net Income (Loss)										$ -	$ (1,028,039.49)	$ (1,028,039)
Balance - December 31, 2022	30,500,000	$ 3,050	1,680,374,596	$ 283,606	51,700,000	$ (675,330)	$ 38,875,473	$ 287,740	$ 63,742	$ 1,296,950	$ (31,133,952)	$ 9,001,279
Balance - December 31, 2021	33,350,000	$ 3,335	775,874,596	$ 77,587	1,700,000	$ (680,330)	$ 22,557,096	$ -	$ -	$ -	$ (14,270,154)	$ 7,687,534
Stock Issued for Services	-	$ -	16,500,000	$ 1,650	-	$ -	$ 434,750	$ -	$ -	$ -		$ 436,400
Stock Issued for Acquisitions	(2,850,000)	$ (285)	-	$ -	-	$ -	$ -	$ -	$ -	$ -		$ (285)
Stock Issued for Investments	-	$ -	10,000,000	$ 1,000	-	$ -	$ 499,000	$ -	$ -	$ -		$ 500,000
Conversion of preferred to common shares	-	$ -	28,000,000	$ 2,800	-	$ -	$ -	$ -	$ -	$ -		$ 2,800
Retirement of Shares	-	$ -	(50,000,000)	$ (5,000)	50,000,000	$ 5,000	$ -	$ -	$ -	$ -		$ -
Net Income (Loss)								$ -	$ -	$ -	$ (1,354,853)	$ (1,354,853)
Balance - December 31, 2022	30,500,000	3,050	780,374,596	78,037	51,700,000	(675,330)	23,490,846	-	-	-	(15,625,007)	7,271,596

Note 1. Organization and Basis of Presentation

The accompanying consolidated audited financial statements of BOTS, Inc., (the "Company", "we", "our"), have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC").

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). All significant intercompany accounts and transactions have been eliminated.

Description of Business

We were incorporated in the State of Nevada on December 30, 2010 originally under the name Lifetech Industries, Inc. All agreements related to the Lifetech business were terminated and closed as of April 30, 2014. Effective August 2, 2013, the name was changed from "Lifetech Industries, Inc." to "mCIG, Inc.",On May 18, 2020 the Company changed name to BOTS, Inc The Company's common stock is traded under the symbol "BTZI." The Company is based in Puerto Rico.

Originally, we were formed to open and operate a full-service day spa in Montrose, California. In October 2013 we repositioned ourselves as a technology company focused on two long-term secular trends sweeping the globe: (1) The decriminalization and legalization of marijuana for medicinal or recreational purposes; and (2) the adoption of electronic vaporizing cigarettes (commonly known as "eCigs").

The Company initially earned revenue through wholesale and retail sales of electronic cigarettes, vaporizers, and accessories in the United States. It offered electronic cigarettes and related products through its online store at www.BOTS.BZ, as well as through the company's wholesale, distributor, and retail programs.

From 2015 through 2020 the Company was involved in multiple cannabis business entities. We have elected to discontinue all operations in the cannabis markets and focus on robotics.

During this fiscal year, we operated multiple websites (which are not incorporated as part of this Form 10K report). The Company's primary website is www.BOTS.BZ.

Subsidiaries of the Company

The following controlled subsidiaries are incorporated in the financials for the year ending December 31 2023

Bullet Blockchain, Inc. (BULT)

On May 14, 2020, we acquired 100% of First Bitcoin Capital, LLC ("FBC"), which is now a subsidiary of BULT. FBC was incorporated on December 11, 2017, under the laws of the state of Colorado. FBC works in multiple areas of blockchain development and cryptocurrency.

Note 2. Summary of Significant Accounting Policies Use of

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The most significant estimates include: revenue recognition; sales returns and other allowances; allowance for doubtful accounts; valuation of inventory; valuation and recoverability of long-lived assets; property and equipment; contingencies; and income taxes.

On a regular basis, management reviews its estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Revenue Recognition Policies

We intend to earn revenue from the subscription, non-software related hosted services, term-based and perpetual licensing of software products, associated software maintenance and support plans, consulting services, training, and technical support.

On February 1, 2019, we adopted Topic 606, using the modified retrospective transition method applied to those contracts which were not completed as of February 1, 2019. Results for reporting periods beginning after February 1, 2019 are presented under Topic 606, while prior period amounts have not been adjusted and continue to be reported in accordance with our historic accounting. The impact of adopting the new revenue standard was not material to our financial statements and there was no adjustment to beginning retained earnings on February 1, 2019.

Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, we satisfy a performance obligation.

Concentration of Credit Risk and Significant Customers

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with financial institutions insured by the FDIC.

Concentrations of credit risk with respect to trade receivables are limited due to the diverse group of customers to whom the Company sells. The Company establishes an allowance for doubtful accounts when events and circumstances regarding the collectability of its receivables warrant based upon factors such as the credit risk of specific customers, historical trends, other information and past bad debt history. The outstanding balances are stated net of an allowance for doubtful accounts.

For the years ended December 31, 2023, and December 31, 2022, the Company has no customers who impact the Company's revenues or receivables more than 5%.

Stock-Based Compensation

The Company accounts for share-based awards issued to employees in accordance with *FASB ASC 718, Compensation – Stock Compensation*. Accordingly, employee share-based payment compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. Additionally, share-based awards to non-employees are expensed over the period in which the related services are rendered at their fair value. The Company applies *ASC 505-50, Equity Based Payments to Non-Employees*, with respect to options and warrants issued to non-employees.

Deferred Revenue

Payments received by the Company in advance are recorded as deferred revenue until the merchandise has shipped to the customer.

Cost of Goods Sold

The Company recognizes the direct cost of purchasing product for sale, including freight-in and packaging, as cost of goods sold in the accompanying statement of operations.

Cost of Revenue

Cost of revenue includes: manufacturing and distribution costs for products sold and programs licensed; operating costs related to product support service centers and product distribution centers; costs incurred to include software on PCs sold by OEMs, to drive traffic to our websites and products, and to acquire online advertising space; costs incurred to support and maintain Internet-based products and services, including datacenter costs and royalties; warranty costs; inventory valuation adjustments; costs associated with the delivery of consulting services; and the amortization of capitalized software development costs. Capitalized software development costs are amortized over the estimated lives of the products.

Cash and Cash Equivalents

The Company includes in cash and cash equivalents all short-term, highly liquid investments that mature within three months of the date of purchase. Cash equivalents consist principally of investments in interest-bearing demand deposit accounts and liquidity funds with financial institutions and are stated at cost, which approximates fair value. For cash management purposes, the company concentrates its cash holdings in multiple FDIC insured state and federal banking institutions.

Property, plant and equipment ("PPE") are stated at cost less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to expense as incurred. Additions, improvements and major replacements that extend the life of the asset are capitalized.

Inventory

In accordance with *ASU 2015-11 – Inventory (Topic 330) – Simplifying the Measurement of Inventory*, the Company's inventory consists of finished product, BOTS products valued at the lower of cost or market valuation under the first-in, first-out method of costing.

As of December 31, 2023, the Company had no allowance for obsolescence.

Property, Plant, and Equipment

Property, plant and equipment ("PPE") are stated at cost less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to expense as incurred. Additions, improvements and major replacements that extend the life of the asset are capitalized.

Depreciation and amortization is recorded using the straight-line method over the estimated useful lives of depreciable assets, which are generally three to five years.

The Company classifies its software under the *Financial Accounting Standards Advisory Board (FASAB) Statement of Federal Financial Accounting Standards (SFFAS) No. 10, Accounting for Internal Use Software, and the Governmental Accounting Standards Board (GASB) Statement No. 42, Accounting of Costs of Computer Software Developed or Obtained for Internal Use. When software is used in providing goods and services it is classified as PPE. The Company considers its 420 Cloud software as a major part of the Company's operations that is intended to provide profits.*

On February 1, 2019, we adopted Topic 606, using the modified retrospective transition method applied to those contracts which were not completed as of February 1, 2019. Results for reporting periods beginning after February 1, 2019 are presented under Topic 606, while prior period amounts have not been adjusted and continue to be reported in accordance with our historic accounting. The impact of adopting the new revenue standard was not material to our financial statements and there was no adjustment to beginning retained earnings on February 1, 2019.

Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, we satisfy a performance obligation.

Concentration of Credit Risk and Significant Customers

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its temporary cash investments with financial institutions insured by the FDIC.

Concentrations of credit risk with respect to trade receivables are limited due to the diverse group of customers to whom the Company sells. The Company establishes an allowance for doubtful accounts when events and circumstances regarding the collectability of its receivables warrant based upon factors such as the credit risk of specific customers, historical trends, other information and past bad debt history. The outstanding balances are stated net of an allowance for doubtful accounts.

For the years ended December 31, 2023, and December 31, 2022, the Company has no customers who impact the Company's revenues or receivables more than 5%.

Stock-Based Compensation

The Company accounts for share-based awards issued to employees in accordance with *FASB ASC 718, Compensation – Stock Compensation*. Accordingly, employee share-based payment compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period. Additionally, share-based awards to non-employees are expensed over the period in which the related services are rendered at their fair value. The Company applies *ASC 505-50, Equity Based Payments to Non-Employees*, with respect to options and warrants issued to non-employees.

Deferred Revenue

Payments received by the Company in advance are recorded as deferred revenue until the merchandise has shipped to the customer.

Cost of Goods Sold

The Company recognizes the direct cost of purchasing product for sale, including freight-in and packaging, as cost of goods sold in the accompanying statement of operations.

Cost of Revenue

Cost of revenue includes: manufacturing and distribution costs for products sold and programs licensed; operating costs related to product support service centers and product distribution centers; costs incurred to include software on PCs sold by OEMs, to drive traffic to our websites and products, and to acquire online advertising space; costs incurred to support and maintain Internet-based products and services, including datacenter costs and royalties; warranty costs; inventory valuation adjustments; costs associated with the delivery of consulting services; and the amortization of capitalized software development costs. Capitalized software development costs are amortized over the estimated lives of the products.

Cash and Cash Equivalents

The Company includes in cash and cash equivalents all short-term, highly liquid investments that mature within three months of the date of purchase. Cash equivalents consist principally of investments in interest-bearing demand deposit accounts and liquidity funds with financial institutions and are stated at cost, which approximates fair value. For cash management purposes, the company concentrates its cash holdings in multiple FDIC insured state and federal banking institutions. The Company had no cash equivalents at December 31, 2023 or 2022.

Inventory

In accordance with *ASU 2015-11 – Inventory (Topic 330) – Simplifying the Measurement of Inventory,* the Company's inventory consists of finished product, BOTS products valued at the lower of cost or market valuation under the first-in, first-out method of costing.

As of December 31, 2023, the Company had no allowance for obsolescence.

Property, Plant, and Equipment

Property, plant and equipment ("PPE") are stated at cost less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to expense as incurred. Additions, improvements and major replacements that extend the life of the asset are capitalized.
dilutive common stock equivalent shares outstanding during the period. Dilutive common stock equivalent shares consist of Series A convertible preferred stock, convertible debentures, stock options and warrant common stock equivalent shares.

Concentration of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the clients that comprise our customer base and their dispersion across different business and geographic areas. We estimate and maintain an allowance for potentially uncollectible accounts and such estimates have historically been within management's expectations.

We rely almost exclusively on one Chinese factory as our principal supplier for our e-cig products. Therefore, our ability to maintain operations is dependent on this third-party manufacturer.

Our cash balances are maintained in accounts held by major banks and financial institutions located in the United States. The Company may occasionally maintain amounts on deposit with a financial institution that are in excess of the federally insured limit of $250,000. The risk is managed by maintaining all deposits in high quality financial institutions. The Company had $0 in excess of federally insured limits at December 31, 2023 and 2022.

Impairment of Long-lived Assets

The Company accounts for long-lived assets in accordance with the provisions of FASB Topic 360, "*Accounting for the Impairment of Long-Lived Assets*". This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset.

In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets, ASU 2011-08, Intangible- Goodwill and Other (Topic 350)" Testing Goodwill for Impairment, and ASU 2012-02 Intangibles-Goodwill and Other (Topic 350) Testing Indefinite-Lived Intangible Assets for Impairment our intangible assets are* evaluated for potential impairment annually, generally during the fourth quarter, by comparing the fair value of a reporting unit to its carrying value. If the carrying value exceeds the fair value, impairment is measured by comparing the derived fair value of to its carrying value, and any impairment determined would be recorded in the current period. The Company recognized no impairment on its intangible assets for the periods ending December 31, 2023, and December 31, 2022.

Warranties

Warranty reserves include management's best estimate of the projected costs to repair or to replace any items under warranty, based on actual warranty experience as it becomes available and other known factors that may impact the Company's evaluation of historical data. Management reviews BOTS's reserves at least quarterly to ensure that its accruals are adequate in meeting expected future warranty obligations, and the Company will adjust its estimates as needed. Initial warranty data can be limited early in the launch of a product and accordingly, the adjustments that are recorded may be material. As a result, the products that can be returned as a warranty replacement are extremely limited. As a result, due to the Company's warranty policy, the Company did not have any significant warranty expenses to report for the year ended December 31, 2023. Based on these actual expenses, the warranty reserve, as estimated by management as of December 31, 2023, and December 31, 2022 were at $0. Any adjustments to warranty reserves are to be recorded in cost of sales.

It is likely that as we start selling higher priced products, that are not affected by federal shipping laws and/or are not single use items, we will acquire additional information on the projected costs to service work under warranty and may need to make additional adjustments. Further, a small change in the Company's warranty estimates may result in a material charge to the Company's reported financial results.

Commitments and Contingencies

The Company reports and accounts for its commitments and contingencies in accordance with *ASC 440 – Commitments* and *ASC 450 – Contingencies*. We recognize a loss on a contingency when it is probable a loss will incur and that the amount of the loss can be reasonably estimated. As of December 31, 2023, and December 31, 2022, the Company recognized a loss on contingencies of zero and $0, respectively.

Stock Options

In September 2016, we adopted a stock option plan. We account for stock options in accordance with *ASC 718 – Compensation – Stock Compensation* for employees. The company incorporates *ASC Subtopic 505-50, Equity – Equity Based Payments to Non-Employees* for issuance of stock options to non- employees.

Recent Accounting Pronouncements

The Company evaluated all recent accounting pronouncements issued and determined that the adoption of these pronouncements would not have a material effect on the financial position, results of operations, or cash flows of the Company.

On December 15, 2016, the following two ASU's became effective, *ASU 2015-11, Simplifying the Measurement of Inventory* issued July 2015 and *ASU 2014-09, Revenue From Contracts With Customers*, issued May 2014, and must be utilized in fiscal years beginning after the effective date. The company has adopted and implemented the standards as part of its 2017 fiscal year. The early implementation had no effect on the financial performance of the Company. The Company reports its inventory by segments.

In March 2016, the FASB issued ASU No. 2015-03, *Implementing the Effective Dates of Intangible – Goodwill and Other (Topic 350), Business Combinations (Topic 805), Consolidation (Topic 810) and Derivatives and Hedging (Topic 815)* immediately. The Company has reviewed the topics and in compliance. The effects of the immediate implementation of these topics have had no effect on the financial statements of the Company.

In March 2016, the FASB issued ASU No. 2015-09, *Compensation-Stock Compensation (Topic 718), "Improvements to Employee Share-Based Payment Accounting."* This ASU makes targeted amendments to the accounting for employee share-based payments. This guidance is to be applied using various transition methods such as full retrospective, modified retrospective, and prospective based on the criteria for the specific amendments as outlined in the guidance. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted, as long as all of the amendments are adopted in the same period. The Company is currently evaluating the provisions of this guidance and assessing its impact on the Company's financial statements and disclosures.

On August 26, 2016, the FASB issued Accounting Standards Update No. 2016-15, *Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments* ("ASU 2016-15"). These amendments provide cash flow statement classification guidance for: (1) Debt Prepayment or Debt Extinguishment Costs, (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing, (3) Contingent Consideration Payments Made after a Business Combination, (4) Proceeds from the Settlement of Insurance Claims, (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies, (6) Distributions Received from Equity Method Investees, (7) Beneficial Interests in Securitization Transactions, and (8) Separately Identifiable Cash Flows and Application of the Predominance Principle. The Company adopted the amendment as of January 1, 2019. Adoption of the guidance did not have a material impact on the Company's consolidated statements of cash flows.

On August 28, 2017, the FASB issued Accounting Standards Update No. 2017-12, *Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities* ("ASU 2017-12"). ASU 2017-12 expands component and fair value hedging, specifies the presentation of the effects of hedging instruments, eliminates the separate measurement and presentation of hedge ineffectiveness, and updates disclosure requirements
related to hedging. The Company adopted the amendment as of January 1, 2020. Adoption of the guidance did not have a material impact on the Company's consolidated financial statements, as the Company had not yet undertaken any hedging activities at the date of adoption.
On August 27, 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2018-13, *Fair Value Measurement (Topic 820), Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement* ("ASU 2018-13"). The guidance eliminates, adds, and modifies certain disclosure requirements for fair value measurements. The Company adopted the amendment as of January 1, 2019. Adoption of the guidance did not have a material impact on the Company's consolidated financial statements and disclosures.

On November 11, 2019, the FASB issued Accounting Standards Update No. 2019-08, *Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer* ("ASU 2019-08"), that simplifies and increases comparability of accounting for nonemployee share-based payments, specifically those made to customers. The new guidance requires companies to measure and classify (on the balance sheet) share-based payments to customers by applying the guidance in Topic 718. As a result, the amount recorded as a reduction in revenue would be measured based on the grant-date fair value of the share-based payment. The Company elected to early adopt the amendment as of January 1, 2019. Adoption of the guidance did not have a material impact on the Company's consolidated financial statements and disclosures.

We have implemented all other new accounting pronouncements that are in effect and that may impact our financial statements and we do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our consolidated financial position or results of operations.

Note 3. Going Concern

The Company's financial statements are prepared using generally accepted accounting principles, which contemplate the realization of assets and liquidation of liabilities in the normal course of business. Because the business is new and has a limited history, no certainty of continuation can be stated. The accompanying financial statements for the years ended December 31, 2023, and 2022 have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has negative cash flow and there are no assurances the Company will generate a profit or obtain positive cash flow. The Company has a nominal working capital deficit, which raise substantial doubt about its ability to continue as a going concern.

Management is taking steps to raise additional funds to address its operating and financial cash requirements to continue operations in the next twelve months. Management has devoted a significant amount of time in the raising of capital from additional debt and equity financing. However, the Company's ability to continue as a going concern is dependent upon raising additional funds through debt and equity financing and generating revenue. There are no assurances the Company will receive the necessary funding or generate revenue necessary to fund operations. The financial statements contain no adjustments for the outcome of this uncertainty.

Note 4. Acquisitions

On May 15, 2020, the Company acquired First Bitcoin Capital, LLC and all the assets of First Bitcoin Capital Corp. The Company acquired all cash, inventory, prepaid expenses, inventory, fixed assets, and intellectual property for a total purchase price of $10,120,000. The Company issued 100,000,000 common shares and 30,000,000 Series A Preferred shares at the rate of $0.0253 per underlying common share. The Company has 60,000,000 Series A Preferred held in reserve for issuance should certain milestones be achieved over the course of three years. In accordance to rule, the following table reflects the determination of the purchase price of the assets of First Bitcoin Capital Corp and the business entity of First Bitcoin Capital, LLC which was subsequently sold to Bullet Blockchain Inc (BULT) for controlling interest in BULT:

First Bitcoin (BIT)	17,120,497,315	$ 0.00	$
President Trump (PRES)	55,869,517,129	-	
KiloCoin (KLC)	998,560,007	-	-
TeslaCoilCoin (TESLA) *	3,988,609	-	
Siacoin (SC)	342,348	-	-
Alphabit (ABC)	199,999,982	-	-
Perkscoin	2,083,333	-	-
OTC Coin	19,996,895,800	-	-
President Johnson (GARY)	54,987,192,536	-	-
Hillary (HILL)	55,967,772,167	-	-
BURN	55,968,072,167	-	-
Bitcoin Futures (XBU)	8,977,777	-	-
Altcoin (ALT)	10,888	-	-
BPU	8,999,000	-	-
BPL	8,999,000	-	-
BCN	8,999,000	-	-
BXT	8,999,000	-	-
XBC	8,999,000	-	-
XOM	4,090,505	-	-
WEED	77,141,332	-	-
Fly (LOYAL)	2,254,750,118	-	-
Catalan Coin	92,233,720,368	-	-
OPRAH	1,266,805,361	-	-
HERB	888,888,888	-	-
MoshiachCoin	379,164	-	-
HEMP	100,000,000	-	-
MaidSafeCoin (MAID)	71	-	-
AFG	100,000,000,000	-	-
AAL	91,818,181,818	-	-
UAL	91,818,181,818	-	-
FFT	91,818,181,818	-	-
HAL	91,818,181,818	-	-
SWA	91,818,181,818	-	-
PURPOSE	92,000,000,000	-	-
UAE	1,000,000,000	-	-
QTR	1,000,000,000	-	-
SIA	1,000,000,000	-	-
CPA	1,000,000,000	-	-
ANA	1,000,000,000	-	-
KZR	1,000,000,000	-	-
HVN	1,000,000,000	-	-
LAN	1,000,000,000	-	-
OMA	1,000,000,000	-	-
JST	1,000,000,000	-	-
POE	1,000,000,000	-	-
XAX	1,000,000,000	-	-
EIN	1,000,000,000	-	-
WJA	1,000,000,000	-	-
HAL	91,818,181,818	-	-
SWA	91,818,181,818	-	-
PURPOSE	92,000,000,000	-	-
UAE	1,000,000,000	-	-
QTR	1,000,000,000	-	-
SIA	1,000,000,000	-	-
CPA	1,000,000,000	-	-
ANA	1,000,000,000	-	-
KZR	1,000,000,000	-	-
HVN	1,000,000,000	-	-

LAN	1,000,000,000	-	-
OMA	1,000,000,000	-	-
JST	1,000,000,000	-	-
POE	1,000,000,000	-	-
XAX	1,000,000,000	-	-
EIN	1,000,000,000	-	-
WJA	1,000,000,000	-	-

IGO	1,000,000,000	--	--
IBE	1,000,000,000	--	--
JBU	92,818,181,818	--	--
JSA	1,000,000,000	--	--
AZU	1,000,000,000	--	--
AVA	1,000,000,000	--	--
TAM	1,000,000,000	--	--
AZA	1,000,000,000	--	--
DAT	1,000,000,000	--	--
ASA	1,000,000,000	--	--
SCO	1,000,000,000	--	--
SAS	1,000,000,000	--	--
SEY	1,000,000,000	--	--
TAP	1,000,000,000	--	--
TOM	1,000,000,000	--	--
ALK	1,000,000,000	--	--
CMP	1,000,000,000	--	--
AHY	1,000,000,000	--	--
JAI	1,000,000,000	--	--
MAU	1,000,000,000	--	--
BER	1,000,000,000	--	--
EWG	1,000,000,000	--	--
EYH	1,000,000,000	--	--
APJ	1,000,000,000	--	--
ETD	1,000,000,000	--	--
THY	1,000,000,000	--	--
EVA	1,000,000,000	--	--
QFA	1,000,000,000	--	--
DLH	1,000,000,000	--	--
GIA	1,000,000,000	--	--
CHH	92,818,181,818	--	--
THA	1,000,000,000	--	--
AFR	1,000,000,000	--	--
SWR	1,000,000,000	--	--
AAR	1,000,000,000	--	--
ANZ	1,000,000,000	--	--
VOZ	1,000,000,000	--	--
AUA	1,000,000,000	--	--
BKP	1,000,000,000	--	--
JAL	1,000,000,000	--	--

JAA	1,000,000,000	-	-
JAT	1,000,000,000	-	-
HAD	1,000,000,000	-	-
AXM	1,000,000,000	-	-
KLM	1,000,000,000	-	-
VRD	1,000,000,000	-	-
BAW	92,818,181,818	-	-
FIN	1,000,000,000	-	-
VIR	1,000,000,000	-	-
CRK	1,000,000,000	-	-
NAX	1,000,000,000	-	-
ACA	1,000,000,000	-	-
CSN	1,000,000,000	-	-
AEE	1,000,000,000	-	-
MAS	1,000,000,000	-	-
DAL	92,818,181,818	-	-
KAL	1,000,000,000	-	-
CAL	1,000,000,000	-	-
EZY	1,000,000,000	-	-
SLK	1,000,000,000	-	-
AFL	1,000,000,000	-	-
SAA	1,000,000,000	-	-
CES	1,000,000,000	-	-
GFA	1,000,000,000	-	-
ICE	1,000,000,000	-	-
SVA	1,000,000,000	-	-
PAL	1,000,000,000	-	-
EGF	1,000,000,000	-	-
KQA	1,000,000,000	-	-
DTA	1,000,000,000	-	-
CCA	1,000,000,000	-	-
TSC	1,000,000,000	-	-
ANE	1,000,000,000	-	-
DKH	1,000,000,000	-	-
FJI	1,000,000,000	-	-
LOTP	1,000,000,000	-	-
CAW	1,000,000,000	-	-
AMX	1,000,000,000	-	-
RBA	1,000,000,000	-	-
GCRC	1,000,000,000	-	-
TGW	1,000,000,000	-	-
MNO	1,000,000,000	-	-
RJA	1,000,000,000	-	-
SEJ	1,000,000,000	-	-
WOWN	1,000,000,000	-	-
SW	1,000,000,000	-	-
FS	1,000,000,000	-	-
RT	1,000,000,000	-	-
BW	1,000,000,000	-	-
JJ	1,000,000,000	-	-
MC	1,000,000,000	-	-
HH	1,000,000,000	-	-
IC	1,000,000,000	-	-
CH	92,818,181,818	-	-
WY	1,000,000,000	-	-
Total		$	
Reserve			
Carrying Value		$	4,277,660

Note 5. Inventory and Work in Progress

The early implementation of *ASU 2015-11, Simplifying the Measurement of Inventory* had no effect on the financial performance of the Company. The Company reports its inventory by segments. The inventory levels for the segments for previous years are based upon best estimates of

management and are provided for quality review measures only. The inventory and work in progress was eliminated as part of the discontinued operations.

Note 6: Accounts Receivable

For the year ending December 31 2023 Accounts Receivable: $223,476

Note 7. Property, Plant and Equipment

Through subsidiary: $1,209,890

Note 8. Impairment Analysis

As of December 31, 2023, there were no impairments calculated.

Note 9: Liabilities

<u>Notes Payable</u>

Notes payable are owed by subsidiary and not guaranteed by Bots, Inc.

Note 10: Consolidated Statements of Operations Notes

All operations generated by subsidiary

Note 11: Discontinued Operations

In 2020 the Company elected to discontinue its operations in retail locations. The retail discontinued operation loss for the year ending December 31, 2020, was $3,165,717.

In 2021 the loss from discontinued operations was $221,840 related to investments into BRRX Management joint venture and eliminated the value of its California City cannabis license

In addition, we adjusted our assets and liabilities accordingly.

Note 1 2   Related Parties and Related Party Transactions Related

Parties

During the fiscal year ending 12-31-2023 There was one related party transactions wherein First Bitcoin Capital Corp converted its preferred shares into 900,000,000 common shares of Bots, Inc.. Subsequently, On July 6, 2021, the Company entered into a settlement agreement with Everything Blockchain, Inc. Under the settlement agreement, BOTS agreed to return 250,000 shares of Series B Preferred stock to the treasury of the OBITX, in exchange for the assignment of the $1.4 million promissory note owed by First Bitcoin Capital Corp to the Everything Blockchain Inc, along with all interest owed to date on the promissory note. In addition, Everything Blockchain transferred 20,726,120 BIT tokens to BOTS. This was a related party transaction and was conducted at arm's length.

Note 13. Stock Option Plan

N/A

Note 14. Warrants

N/A

Note 15. Subsequent Events

N/A